

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-mail
J. Rod Martin
Chief Executive Officer
Sierra Resource Group, Inc.
9550 S. Eastern Avenue, Suite 253
Las Vegas, Nevada 89123

> **Re:** **Sierra Resource Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 4, 2012**
> **File No. 000-25301**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your proposal to adopt the 2012 Incentive Stock Plan. Please revise your Schedule 14C to include the information required by Item 402 of Regulation S-K. See Item 8(b) of Schedule 14A.

2. We note that you are party to several convertible promissory notes with various entities including Asher Enterprises Inc., Grand View Ventures LLC, the Oak Street Trust, and Shadow Capital LLC. We also note the disclosure on pages 18 and 19 of your most recent Form 10-Q that at various times during 2011 and 2012 several of these entities and others were issued shares in exchange for conversion of notes payable. Given this, please revise your beneficial ownership table to properly reflect the interest of each entity which has beneficial ownership of more than 5% of any class of your securities. Please note that an entity shall generally be deemed to be the beneficial owners of a security, if such entity has the right to acquire beneficial ownership of such security within sixty days. See Exchange Act Rule 13d-3(d)(1). Alternatively, please tell us why these entities

should not be deemed beneficial owners of your shares or otherwise not included in your beneficial ownership table.

3.      We note that the actions described in your Schedule 14C, including an amendment to your Articles of Incorporation increasing the shares of authorized common stock from 460,000,000 to 990,000,000, were approved by 51.60% of your outstanding shares including 1,000,000 shares of your Series A Preferred Stock and 10,106,000 shares of your Class A Common Stock.  We also note the disclosure in your Form 10-K/A filed on June 20, 2012 that shareholder approval for the previous amendment seeking to increase your authorized shares had inadvertently not been obtained in compliance with Nevada law.  Given this, it is not evident that the amendment to your Articles of Incorporation does not require a shareholder vote and a related proxy statement submitted on Schedule 14A.  In order to clarify, please provide revisions to your document which explain the history of the amendment to your Articles of Incorporation.  In particular, please address why the approval of your previous amendment did not comply with Nevada law.  Also, please revise to explain the circumstances surrounding the issuance of your Series A Preferred Shares and the reason these shares were issued.  We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director